Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 6

DATED MAY 6, 2003

TO

PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002 of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002 and March 6, 2003, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Relisting of Common Stock on Nasdaq SmallCap Market

On April 28, 2003, we announced that Nasdaq had approved our application for relisting our common stock on the Nasdaq SmallCap Market. Our common stock began trading on the Nasdaq SmallCap Market on Friday, April 25, 2003, under the symbol SFLK. Prior to the relisting, our common stock was quoted on the Over-the-Counter Bulletin Board under the symbol SFLK.

If we are unable to maintain the Nasdaq Small Cap Market listing requirements, our common stock may be subject to delisting from the SmallCap Market and your ability to trade shares of our common stock could suffer.

To remain listed on the Nasdaq SmallCap Market, we must meet the minimum listing requirements for continued listing, including, among other requirements, minimum bid price and market value of public float requirements. If we fail to continue to meet the minimum listing requirements, we may be delisted from the Nasdaq SmallCap Market. The Nasdaq SmallCap Market is typically less liquid and usually involves larger variations between the bid and ask price than stock trading on the Nasdaq National Market. If our common stock is delisted from the Nasdaq SmallCap Market, sales of our common stock would likely be conducted only in the over-the counter market or potentially in regional exchanges. This may have a negative impact on the liquidity and the price of our common stock, and investors may find it more difficult to purchase or dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, if our common stock is not listed on the Nasdaq National Market or the Nasdaq SmallCap Market and the trading price of our common stock fell below $1.00 per share, trading in our common stock would also be subject to the requirements of certain rules which require additional disclosures by broker-dealers in connection with any trades involving a stock defined as a “penny stock” (generally, a non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). In such event, the additional burdens imposed upon broker-dealers to effect transactions in our common stock could further limit the market liquidity of our common stock and the ability of investors to trade our common stock.

Change of Principal Executive Offices

Our principal executive offices have moved to the following address:

777 108th Avenue NE, Suite 2100

Bellevue, Washington 98004

The date of this prospectus supplement is May 6, 2003.